Exhibit 99.2

BREAKING VIEWS.COM – February 3, 2006

Mr Sidhu goes to Harrisburg
By Antony Currie
BreakingViews.com
3 February 2006

Sovereign: Is Pennsylvania’s Democrat Governor Edward Rendell concerned with protecting the rights of shareholders investing in his state’s companies? Or does his friendship with Sovereign Bancorp chief executive Jay Sidhu take precedence?

We’ll soon know. A bill is winging its way to the governor’s desk that congressional politicians introduced and voted through in less than two days without debate. They openly admit it’s designed purely to help Sidhu fend off a series of challenges from Sovereign shareholders upset with his planned sale to Spain’s Santander of almost 25% of the bank without a shareholder vote.

Governor Rendell may be minded to sign it. Sidhu, after all, is not just the boss of one of the state’s 15 largest companies. Sovereign and its directors are big campaign contributors to Rendell. Sidhu is also one of the governor’s confidantes. He sat on his transition committee in 2003, serving as co-chair of the governor’s banking committee. Now Sidhu is threatening to incorporate his bank in another state if the bill does not become law.

It’s a blatant and unseemly use of political influence. Laws should not be changed for the benefit of one corporation, or one man, regardless of how tight he’s in with the local political leaders. And certainly not in the middle of a legal tussle with the company’s largest shareholder. But the governor should also consider the wider, practical implications of signing the bill.

In their haste to help supply a friend with retrospective legal cover for ignoring his shareholders, Pennsylvania’s politicos are stripping shareholders of important rights. Not only is this philosophically wrong, it may be practically misguided. Indeed, it could influence investors avoid putting their capital to work in the state. Governor Rendell should put aside his friendship with Sidhu and veto the bill.

Author: Antony Currie
Email:   Antony.Currie@breakingviews.com